e'Lektrik, Inc. (the "Company") a Connecticut Corporation

Financial Statements

For the fiscal year ended December 31, 2022

Balance Sheet: Overall

Balance Sheet	Actual ($)	Forecast ($)		Previous year ($)	
Assets	**0**	--	--	--	--
Current Assets	**0**	--	--	--	--
Cash	0	--	--	--	--
Accounts Receivable	0	--	--	--	--
Inventory	0	--	--	--	--
Other Current Assets	0	--	--	--	--
Long-Term Assets	**0**	--	--	--	--
Long-Term Assets	0	--	--	--	--
Accumulated Depreciation	0	--	--	--	--
Liabilities & Equity	**0**	--	--	--	--
Liabilities	**0**	--	--	--	--
Current Liabilities	**0**	--	--	--	--
Accounts Payable	0	--	--	--	--
Income Taxes Payable	0	--	--	--	--
Sales Taxes Payable	0	--	--	--	--
Short-Term Debt	0	--	--	--	--
Prepaid Revenue	0	--	--	--	--
Long-Term Liabilities	**0**	--	--	--	--
Long-Term Debt	0	--	--	--	--
Equity	**0**	--	--	--	--
Retained Earnings	0	--	--	--	--
Earnings	0	--	--	--	--

Cash Flow Statement: Overall

Cash Flow Statement	Actual ($)	Forecast ($)		Previous year ($)		
Net Cash from Operations	**0**	--	--	--		--
Net Profit	0	--	--	--		--
Depreciation and Amortization	0	--	--	--		--
Change in Accounts Receivable	0	--	--	--		--
Change in Inventory	0	--	--	--		--
Change in Accounts Payable	0	--	--	--		--
Change in Income Tax Payable	0	--	--	--		--
Change in Sales Tax Payable	0	--	--	--		--
Change in Prepaid Revenue	0	--	--	--		--
Net Cash from Investing	**0**	--	--	0	↓	0%
Assets Purchased or Sold	0	--	--	0	↑	0%
Net Cash from Financing	**0**	--	--	0	↓	0%
Dividends & Distributions	0	--	--	0	↑	0%
Change in Short-Term Debt	0	--	--	--		--
Change in Long-Term Debt	0	--	--	--		--
Cash at Beginning of Period	--	--	--	--		--
Net Change in Cash	0	--	--	--		--
Cash at End of Period	**0**	--	--	--		--

Operating income

Actual results	Vs. forecast	Vs. previous year
$0	**--**	**--**



e'Lektrik, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

e'Lektrik, Inc. (the "Company") is a corporation organized in November 2020 under the laws of Connecticut.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.